                                   FORM 6-K/A
                                AMENDMENT NO. 1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                        For the month of September 2003

                       Commission File Number: 001-14568

                                   IPSCO INC.
             (Exact name of registrant as specified in its charter)

                   P.O. Box 1670 Regina, Saskatchewan, S4P 3C7
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F    Form 40-F  X
                                       ---           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes    No X
                                       ---   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Explanatory Note

By this Amendment No. 1, IPSCO Inc. amends its reports on Form 6-K (the "Original Form 6-Ks"), filed July 28, 2003 and July 31, 2003, to replace the consolidated interim financial statements and notes contained therein set forth in Exhibit 99.1 to the Original 6-Ks with the revised consolidated interim financial statements and notes thereto attached as Exhibit 99.1 to this Amendment No. 1. The only change made to such revised consolidated interim financial statements is the inclusion of Note 8 that provides additional detail regarding the financial position, results of operations and cash flows of the subsidiaries of IPSCO Inc. that provided guarantees of the obligations of IPSCO Inc. under IPSCO Inc.'s $200,000,000 8-3/4% Senior Notes due 2013 that were issued on June 18, 2003. The expanded financial information included in Note 8 with respect to such subsidiary guarantors is provided in accordance with Rule 3-10 of Regulation S-X.

No other changes have been made to the Original Form 6-Ks, and this Form 6-K/A does not modify or update the disclosure therein in any way other than as required to reflect the amendment discussed above and reflected below.


                                  EXHIBIT INDEX
                                  -------------

--------------------------------------------------------------------------------
Exhibit No.    Description
--------------------------------------------------------------------------------
 99.1          Consolidated Interim Financial Statements
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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   IPSCO INC.
                                                   (Registrant)



Date:  September 15, 2003                  By:     /s/ GEORGE H. VALENTINE
                                                   ---------------------------
                                                   GEORGE H. VALENTINE
                                                   VICE PRESIDENT, GENERAL
                                                   COUNSEL AND CORPORATE
                                                   SECRETARY